Lauren A. Engel

Associate

215.963.5503

July 29, 2024

FILED AS EDGAR CORRESPONDENCE

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to follow-up comments on Post-Effective Amendment No. 3 to the Registration Statement of SEI Exchange Traded Funds (File Nos. 333-260611 and 811-23754)

Dear Ms. Quarles:

On behalf of our client, SEI Exchange Traded Funds (the “Trust” or “SETF”), this letter responds to the follow-up comments and questions you provided via telephone on July 24, 2024 regarding: (i) the Correspondence, filed by the Trust on July 23, 2024 (the “Correspondence”) in response to your initial comments on the Trust’s Post-Effective Amendment No. 3, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 5, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on May 15, 2024 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding three new funds, the SEI Select Small Cap ETF, SEI Select International Equity ETF and SEI Select Emerging Markets Equity ETF (each, a “Fund,” and together, the “Funds”), and (ii) the drafts of the prospectus and Statement of Additional Information (“SAI”) provided to you on July 23, 2024 preparatory to the Trust’s Post-Effective Amendment No. 4 under the 1933 Act and Amendment No. 6 under the 1940 Act to its Registration Statement expected to be filed with the SEC on July 29, 2024 pursuant to Rule 485(b) under the 1933 Act. Below, we have briefly summarized your follow-up comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus:

1.	Comment. With respect to your response to Comment 4 in the Correspondence, please consider adding “for purposes of the Fund’s 80% policy” to the end of the response.

Response. The requested change has been made.

2.	Comment. With respect to your response to Comment 13 in the Correspondence, please add “upon 60 days’ prior written notice to shareholders” to the disclosure.

Response. The requested change has been made.

Ms. Ellie Quarles, Esq.
July 29, 2024

SAI:

3.	Comment. With respect to your response to Question 26 in the Correspondence, please update the disclosure related to T+2 to address the adoption of T+1.

Response. In response to the Staff’s comment, the Trust has reviewed all T+2-related disclosure and updated it to address the adoption of T+1.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.